MSIP - SBSE-A:

Schedule F - Section II Registration with Foreign Financial Regulatory Authorities

Supplemental Document listing all Authorities, including those already submitted in Schedule F for completeness

Authority Name	Authority Location
Commodity Futures Trading Commission (CFTC)/ National Futures Association (NFA)	Americas
Commodity Futures Trading Commission (CFTC)/ National Futures Association (NFA)	Americas
Australian Securities and Investments Commission (ASIC)	Australia
Oesterreichische Bundesfinanzierungsagentur (OeBFA)	Austria
Belgian Debt Agency (BDA)	Belgium
Financial Services and Markets Authority (FSMA)	Belgium
Ontario Securities Commission (OSC)Alberta Securities Commission (ASC)British Columbia Securities Commis	Canada
China Securities Regulatory Commission (CSRC)	China
People's Bank of China (PBOC)	China
Danish Financial Supervisory Authority (DFSA)	Denmark
Danmarks Nationalbank (DNB)	Denmark
Dubai Financial Services Authority (DFSA)	Dubai/DIFC/UAE
Financial Supervisory Authority (FSA)	Finland
Agency France Trésor (AFT)	France
Autorité des Marchés Financiers (AMF)	France
Deutsche Finanzagentur (DFA)	Germany
Public Debt Management Agency (PDMA)	Greece
Securities and Futures Commission (SFC)	Hong Kong
Securities and Futures Commission (SFC)	Hong Kong
Securities and Futures Commission (SFC)	Hong Kong
Euronext Dublin	Ireland
National Treasury Management Agency (NTMA)	Ireland
Israel Securities Authority (ISA)	Israel
Banca d'Italia (BdI)	Italy
Commissione Nazionale per le Società e la Borsa (Consob)	Italy
Bank of Italy / Commissione Nazionale per le Società e la Borsa (Consob)	Italy
Financial Market Authority (FMA)	Liechtenstein
Commission de Surveillance du Secteur Financier (CSSF)	Luxembourg
Bursa Malaysia Berhad (BM)	Malaysia
Authority for the Financial Markets (AFM)	Netherlands
Financial Supervisory Authority of Norway (FSA)	Norway
IGCP	Portugal
Qatar Financial Centre Regulatory Authority (QFCRA)	QFC/Qatar
The Cyprus Securities and Exchange Commission (CySEC)	Republic of Cyprus
Capital Market Authority (CMA)	Saudi Arabia
Monetary Authority of Singapore (MAS)	Singapore
Monetary Authority of Singapore (MAS)	Singapore
Monetary Authority of Singapore (MAS)	Singapore
Financial Sector Conduct Authority (FSCA)	South Africa
Financial Supervisory Service (FSS)	South Korea
Financial Supervisory Service (FSS)	South Korea
Ministerio De Economia Y empresa (MEH)	Spain
Financial Supervisory Commission (FSC)	Taiwan
Securities and exchange commission, Thailand (SEC)	Thailand
Capital Markets Board of Turkey (CMB)	Turkey
Bank of England (BofE) / Prudential Regulation Authority (PRA)	United Kingdom
Financial Conduct Authority (FCA)	United Kingdom
ICE	United Kingdom
London Bullion Market Association (LBMA)	United Kingdom
Office of Gas and Electricity Markets (OFGEM)	United Kingdom

Panel on Takeovers and Mergers (POTM)	United Kingdom
The State Bank of Vietnam (SBV)	Vietnam
The State Bank of Vietnam (SBV)	Vietnam
Financial Market Supervisory Authority (FINMA)	Zurich
Financial Market Supervisory Authority (FINMA)	Zurich